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                                                          ----------------------
                                                               OMB APPROVAL
                                                          OMB Number:  3235-0145
                                                          ----------------------


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No.______)1

                       Audio Communications Network, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.25 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   0506E 10 6
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                                 (CUSIP Number)

       Mitchell Kleinhandler                         Stanley E. Bloch, Esq.
    Suncom Communications L.L.C.                     Baer Marks & Upham LLP
          4059 Yancey Road                              805 Third Avenue
  Charlotte, North Carolina 28217                   New York, New York 10022
         (704) 523-4893                                  (212) 702-5700
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                (Name, Address and Telephone Number of Person(s)
                Authorized to Receive Notices and Communications)

                                  May 30, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

---------------------

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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                                  SCHEDULE 13D

------------------------                         ------------------------------
CUSIP No. 750115305                               Page    2   of     9    Pages
------------------------                         ------------------------------

================================================================================
    1.       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                                Suncom Communications L.L.C.
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    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                                    (b) [ ]

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    3.       SEC USE ONLY

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    4.       SOURCE OF FUNDS*                                    OO, PF

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    5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)                                    [ ]

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    6.       CITIZENSHIP OR PLACE OF ORGANIZATION                      Delaware

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                    7.         SOLE VOTING POWER
                                                                        0
     NUMBER OF
      SHARES       -------------------------------------------------------------
   BENEFICIALLY     8.         SHARED VOTING POWER                  2,697,986
     OWNED BY      -------------------------------------------------------------
       EACH         9.         SOLE DISPOSITIVE POWER                  0
    REPORTING
   PERSON WITH     -------------------------------------------------------------
                   10.        SHARED DISPOSITIVE POWER              2,697,986


--------------------------------------------------------------------------------
   11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                     2,697,986
--------------------------------------------------------------------------------
   12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES* See Item 6                         [X]
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   13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         60.7%
--------------------------------------------------------------------------------
   14.       TYPE OF REPORTING PERSON*                                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




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CUSIP No. 750115305                               Page   3    of    9    Pages
--------------------                             -------------------------------




ITEM 1.           SECURITY AND ISSUER

         The class of equity securities to which this Statement on Schedule 13D (the "Statement") relates is the Common Stock, par value $.25 per share (the "Common Stock"), of Audio Communications Network, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 1000 Legion Place, Suite 1515, Orlando, Florida 32801.

ITEM 2.           IDENTITY AND BACKGROUND

         2.1 Background of Suncom. Communications L.L.C. ("Suncom") a) This statement is being submitted by Suncom (sometimes referred to herein as the "Reporting Person"). Suncom is a Delaware limited liability company that was in the business of providing foreground and background subscription music service, and all other services and products relating thereto. Suncom sold its business to the Issuer as part of the transactions described in item 4 below and accordingly its business now is the holding and disposition of shares of the Issuer. The address of its principal business and principal office is 4059 Yancey Road, Charlotte, North Carolina 28217. Members of Suncom include (i) Suncom Management, L.L.C. ("Suncom Management") (ii) Midwest Mezzanine Fund, L.P. ("Midwest"), (iii) CMNY Capital II, L.P. ("CMNY") and (iv) CMS Interactive Communications Partners, L.P. ("CMS" and together with Suncom Management, Midwest and (CMNY sometimes collectively referred to herein as the "Suncom Members"). Suncom's day-to-day operations are managed by Suncom Management, subject to the approval of Suncom members for various actions, (without limitation) the voting and disposition of Suncom's shares of the Issuer. Accordingly, the control of Suncom rests with the Suncom Members; provided, however, the approval of Suncom Members requires the consent of the holders of common units of Suncom representing 66.6% or more of all of the common units that are outstanding at such time. At present CMS holds 40% of Suncom's common units; therefore no approval of Suncom Members to any such action can be made without the consent of CMS to such actions. Mr. David Unger ("Unger") is the Chairman of the Board of the Directors and Mr. Mitchell Kleinhandler ("Kleinhandler") is the President of Suncom.

         2.2 Background of Suncom's Members

             (a) Suncom Management. Suncom Management is a Delaware limited liability company that is in the business of being a member and the manager of Suncom. The address of its principal business and principal office is 4059 Yancey Road, Charlotte, North Carolina 28217. Members of Suncom Management are
(i) Global Communications I, L.L.C., a Delaware limited liability company ("Global") controlled by its Managing Member, Mr. Kleinhandler and (ii) Creative Media Music Enterprises, L.L.C., a Delaware limited liability company ("Creative") controlled by its Managing Member, Mr. Unger. The management and control of Suncom Management rests




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CUSIP No. 750115305                               Page   4    of    9    Pages
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exclusively with Global and Creative. Notwithstanding the foregoing, the day-to-day operations are managed by Global.

         Mr. Kleinhandler is the President and a director of the Issuer; the President and a member, indirectly through Suncom Management, of Suncom; and a member, indirectly through Global, of Suncom Management. Accordingly, Mr. Kleinhandler may be deemed to be a "beneficial owner" of the shares of Common Stock owned by Suncom within the meaning of that term as it is defined in Rule 13d-3 promulgated under the Exchange Act. Mr. Kleinhandler is a citizen of the United States of America with a business address c/o Audio Communications Network, Inc. 1000 Legion Place, Suite 1515, Orlando, Florida 32801.

         Mr. Unger is the Executive Vice President and a director of the Issuer; the Chairman of the Board and a member, indirectly through Suncom Management, of Suncom; and a member, indirectly through Creative, of Suncom Management. Accordingly, Mr. Unger may be deemed to be a "beneficial owner" of the shares of Common Stock owned by Suncom within the meaning of that term as it is defined in Rule 13d-3 promulgated under the Exchange Act. Mr. Unger is the record owner of 6,000 shares of the Issuer's Common Stock. Mr. Unger is a citizen of the United States of America with a business address c/o Audio Communications Network, Inc. 1000 Legion Place, Suite 1515, Orlando, Florida 32801.

             (b) Midwest. Midwest Mezzanine Fund, L.P. is an Illinois limited partnership that is in the business of making, holding and disposing of investments. The address of its principal business and principal office is 208
S. LaSalle St., Suite 510, Chicago, Illinois 60604. The general partner of Midwest is TCC Mezzanine Management I, L.P. ("TCC Mezzanine"). TCC Mezzanine is a Delaware limited partnership whose sole business is being the general partner of Midwest. The address of its principal business and principal office is also 208 S. LaSalle St. Suite 510, Chicago, Illinois 60604. TCC Mezzanine is ultimately controlled by ABN AMRO N.V., a Dutch bank holding company.

             (c) CMNY. CMNY is a Delaware limited partnership that is a small business investment company licensed by the United States Small Business Administration. The address of its principal business and principal office is 135 East 57th Street, New York, New York 10022. The general partner of CMNY are Robert Davidoff, Howard Davidoff, Mark L. Claster and Andrew M. Boas. The business address of each general partner is 135 East 57th Street, New York, New York 10022. Mr. Robert Davidoff's principal occupation is a general partner of CMNY, Vice President of CMCO, Inc. ("CMCO"), an affiliate of CMNY. Mr. Robert Davidoff is also a director of the Issuer. Mr. Howard Davidoff's principal occupation is a general partner of CMNY Mr. Claster's principal occupation is Vice President of CMCO. Mr. Boas' principal occupation is Vice President of CMCO.

             (d) CMS. CMS is a Delaware limited partnership that is in the business of making, holding and disposing of investments. The address of its principal business and principal office is 1020 Grenoble Road, Ivyland, Pennsylvania 18974. The general partners of CMS are (i) CMS 1994 Investment Partners L.P. ("1994 Investment Partners") and (ii) CMS/ICP Associates, L.P. ("CMS/ICP"), both of which are Delaware limited partnerships that are in the business of making, holding and disposing of investments with an address of their principal business and principal office of 1020 Grenoble Road, Ivyland, Pennsylvania 18974. The sole general partner of 1994 Investment Partners is
CMS 1994, Inc., a Delaware corporation, and the sole general partner of CMS/ICP is MSPS/ICP, Inc., a Delaware corporation, each of which is in the sole business of acting as general partner of the limited partnership of which it is the general partner. The address of the principal business and principal office of each of CMS 1994, Inc. and MSPS/ICP, Inc. is 1020 Grenoble Road, Ivyland, Pennsylvania 18974. These entities are ultimately affiliated with Capital Management Systems, Inc. and CMS Investment Resources, Inc., both of which are Pennsylvania corporations in the financial services business (collectively
"CMS Companies") CMS Investment Business, Inc. is an NASD registered broker dealer and a registered investment advisor. Messrs. Mark I. Solomon and Paul Silberberg are the Chairman of the Board and President, respectively of each of the CMS Companies. Messrs. Solomon and Silberberg are U.S. citizens with an address of their principal business and principal office at 1926 Arch Street, Philadelphia, Pennsylvania 19103.




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CUSIP No. 750115305                               Page   5    of    9    Pages
--------------------                             -------------------------------



         2.3 Additional information concerning Suncom, Suncom Management, Midwest, CMNY, CMS and the individuals identified above.

         Neither Suncom, any of Suncom Members nor Kleinhandler, Unger, Robert Davidoff, Howard Davidoff, Mark L. Claster, Andrew M. Boas, Mark I. Solomon, Paul Silberberg and to the best of TCC Mezzanine's knowledge ABN AMRO N.V., during the last five years, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.



ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On May 30, 1997, the Issuer consummated, through its wholly-owned subsidiary Suncom, Inc., the acquisition of substantially all of the assets and the assumption of the liabilities of Suncom in accordance with the terms of an Asset Purchase Agreement dated as of November 19, 1996 between the Issuer and Suncom (the "Asset Purchase Agreement"). In addition to the assumption of the liabilities of Suncom, the Issuer issued 2,100,000 shares of its Common Stock as consideration for the acquisition. See Item 4.

         Concurrent with the consummation of the transactions provided for in the Asset Purchase Agreement, Suncom purchased 597,986 shares of Common Stock of the Issuer from A.J. Schell, the Issuer's Chairman and former Chief Executive Officer, for cash consideration of $3,750,000. Suncom obtained the cash funds for the purchase of Mr. Schell's shares from additional capital contributions from the Suncom Members.





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CUSIP No. 750115305                               Page   6    of    9    Pages
--------------------                             -------------------------------



ITEM 4.           PURPOSE OF TRANSACTION

         Pursuant to the Asset Purchase Agreement, the Issuer acquired through its wholly-owned subsidiary Suncom, Inc., substantially all of the assets and assumed the liabilities of Suncom. In addition to the assumption of the liabilities of Suncom, the Issuer issued 2,100,000 shares of its Common Stock as consideration for the acquisition, representing approximately 47.5% of the Issuer's Common Stock. In accordance with the terms of the Asset Purchase Agreement, concurrent with the consummation of the acquisition contemplated thereby, four members of the Issuer's eight-person Board of Directors resigned effective as of the date of the closing, and four designees of Suncom were selected to replace the resigning Directors. At the 1997 annual meeting, the Issuer's shareholders voted in favor of a proposal to increase the size of the Board to nine, with the ninth member being nominated by Suncom. Accordingly, the transactions contemplated by the Asset Purchase Agreement had the effect of changing the control of the Issuer's Board of Directors. Also, pursuant to employment agreements entered into as of the date of the closing of the Asset Purchase Agreement, Kleinhandler and Unger have been appointed President and Executive Vice President, respectively, of the Issuer.

         Concurrent with the consummation of the transactions provided for in the Asset Purchase Agreement, Suncom purchased 597,986 shares of the Issuer's Common Stock from Mr. Schell. Suncom's ownership of an aggregate of 2,697,986 shares of Common Stock represents approximately 60.7% of the Issuer's outstanding shares, giving Suncom effective control over the Issuer's shareholders' actions.

         The Asset Purchase Agreement also provided for an Option Agreement between the Issuer and Suncom, pursuant to which the Issuer granted Suncom an option to acquire up to 1,000,000 shares of Common Stock at an exercise price of $6.00 per share (the "Option"). The Option becomes exercisable upon the consummation of a public or private offering of Common Stock, or securities convertible into such stock, but only with respect to the number of shares issued in such offering. In the event that the offering is of securities convertible into Common Stock, the exercise price of the Option increases to $9.00 per share. The Option expires three years from grant or from the completion of an offering of convertible securities.

         The purpose of the issuance of the 2,100,000 shares of Common Stock to Suncom was to pay for the assets of Suncom. The purpose of Suncom's purchase of 597,986 shares of Common Stock from Mr. Schell was to consumate the sale of Suncom's assets (as the purchase of Mr. Schell's shares was a condition precedent to the assets closing) and gain a majority equity interest in the Issuer. As of the date of filing of this Statement, the Reporting Person has not determined whether it will effect a transaction to acquire any or all of the remaining outstanding Common Stock or what form of transaction any such further acquisition would take, if at all. The Reporting Person intends to promptly file an Amendment to this Statement if and when it makes any such determination.




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CUSIP No. 750115305                               Page    7   of    9    Pages
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         Except as set forth in this Item 4, the Reporting Person has no plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) Suncom is the record owner of 2,697,986 shares of Common Stock, representing approximately 60.7% of the total number of shares of Common Stock outstanding (based upon the Issuer's Quarterly Report on Form 10-QSB for the period ended June 30, 1997). This number excludes 1,000,000 shares of Common Stock issuable upon exercise of the Option, which is not currently exercisable. See Item 4.

                  (b) The Suncom Members share voting and dispositive power with Suncom with respect to the 2,697,986 shares of Common Stock owned by Suncom to the extent of their respective pecuniary interest in Suncom; See Item 2.

                  (c) Suncom has not been involved in transactions in the securities of the Issuer during the past 60 days.

                  (d) Other than as described above, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.



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CUSIP No. 750115305                               Page    8   of    9    Pages
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                  (e)      Not applicable.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Pursuant to the Asset Purchase Agreement the then directors of the Issuer including Mr. Schell each granted an Irrevocable Proxy to Suncom to vote all their shares of the Issuer, owned or acquired (aggregating 184,823 shares of Common Stock) (i) in favor of the election of all of Suncom's nominees to the Issuer's Board of Directors, and (ii) for the approval of the amendment to the By-Laws of the Issuer to increase the size of the Board of Directors to nine, at the 1997 annual meeting of shareholders.

                  Other than as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A - Asset Purchase Agreement dated as of November 19, 1996 between the Issuer and Suncom.*

         Exhibit B - Stock Purchase Agreement dated as of November 19, 1996 between Suncom and A.J. Schell.

         Exhibit C - Option Agreement dated as of May 30, 1997 between the Issuer and Suncom.

         Exhibit D - Form of Irrevocable Proxy.

---------------

* Incorporated by reference to the Issuer's Current Report on Form 8-K, dated November 19, 1996.


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CUSIP No. 750115305                               Page    9   of    9    Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify the information set forth in this Statement is true, complete and correct.

Dated:   November 10, 1997

                                     Suncom Communications L.L.C.

                                     Suncom Management L.L.C.

                                     BY: /s/ Mitchell Kleinhandler
                                         ----------------------------------
                                             Mitchell Kleinhandler
                                             Managing Member

                                     BY: Global Communications L.L.C.


                                     and

                                     BY: Creative Media Music Enterprises L.L.C.


                                     BY: /s/ David Unger
                                         ----------------------------------
                                             David Unger
                                             Managing Member





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